Exhibit 99.5

NICE Again Named Leading Contact Center Workforce
Optimization Vendor by DMG Consulting

NICE leads the contact center WFO and performance management markets in 2013, according to
DMG’s reports

RA’ANANA, ISRAEL, June 10, 2014 – NICE Systems (NASDAQ: NICE) announced today that it has again been recognized as the worldwide leader in the contact center Workforce Optimization (WFO) market by DMG Consulting LLC. This is the fourth consecutive year that NICE has been positioned as the top WFO vendor, with an increase in market share. NICE has also been named the market share leader for contact center Performance Management (CCPM) with a 40.6 percent market share based on number of seats, according to the 2013 DMG Contact Center Performance Management Market Report.

In the contact center WFO segment, NICE holds a 40.8 percent market share for 2013, based on DMG’s 2013 Workforce Optimization (Quality Management/Liability Recording) Market Share Report. According to this report, NICE also holds the leadership position in the fast-growing cloud-based WFO market with a 43.8 percent share of the market. The report analyzes approximately 45 WFO vendors worldwide whose offerings include four or more of the ten modules found in WFO suites, including: quality assurance, workforce management, performance management, voice of the customer/surveying, speech analytics, text analytics, desktop analytics, coaching, eLearning, and call recording.

“2013 was a good year for the WFO market, but one that indicates that this is a maturing market,” said Donna Fluss, President of DMG Consulting. “DMG expects the WFO market to reinvent itself and to come on strong, even if it takes several years for this transition to occur. The WFO market often outperforms other contact center IT sectors, as well as many general IT segments, because it keeps delivering innovation.”

In DMG’s CCPM report Fluss states, “CCPM’s time may finally have come. ‘Big data,’ employee engagement, and the increasing importance of capturing and analyzing the customer journey are major trends that are driving end users to give CCPM a fresh look.”

“Our leadership in the WFO and CCPM markets reinforces the success of our solutions in helping organizations align their workforce around a common set of goals in order to deliver an exceptional customer experience and increase the bottom line,” said Yochai Rozenblat, President of the NICE Enterprise Group. “NICE Workforce Optimization engages employees through coaching and competition to drive higher levels of performance across the organization. We are continuously innovating to provide companies with tools for employee engagement, like the gamification capabilities that we offer in our latest release of NICE Performance Management.”

NICE’s WFO contact center suite contains all 10 modules to help their customers evaluate and improve all aspects of the customer experience: recording, coaching, e-learning, performance management, surveying, speech analytics, workforce management, desktop analytics, text analytics and a WFO back-office suite.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.